Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Bank Holdings Corporation:

We consent to the incorporation by reference in the Registration Statements No. 333‑177971 on Form S‑1, No. 333‑184054 on Form S-3 and No. 333‑195785 on Form S‑8 of National Bank Holdings Corporation and subsidiaries (the Company) of our report dated February 27, 2015, with respect to the consolidated statements of financial condition of the Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of the Company.

Denver, Colorado
February 27, 2015